UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                    For the quarter ended December 31, 2003

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                    For the Quarter Ended December 31, 2003




                                   CONTENTS

                                                                                                        Page
ITEM 1 - Organization Chart                                                                               3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions                                   3

ITEM 3 - Associate Transactions                                                                           4

ITEM 4 - Summary of Aggregate Investment                                                                  5

ITEM 5 - Other Investments                                                                                6

ITEM 6 - Financial Statements and Exhibits                                                                6

SIGNATURES                                                                                                6

EXHIBIT A                                                                                                 7


ITEM 1 - ORGANIZATION CHART

Omitted for the fourth quarter pursuant to instructions for "Item 1."



ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at December 31, 2003

-------------------------------------------- ------------------------- --------------- ---------------------------------------------
                                                                         Principal
                   Company                            Type of            Amount of                       Person to
                   Issuing                            Security           Security                 Whom Security was Issued
                  Security                             Issued          (in thousands)                       (1)
-------------------------------------------- ------------------------- --------------- ---------------------------------------------
ADI Thermal Power Corporation                Common stock                     $200     Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP                 Partnership capital            $1,420     Industrial Energy Applications Delaware, Inc.
                                             Partnership capital                $1     Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                   Money pool borrowings         $11,816     Alliant Energy Resources, Inc.
Alliant Energy Integrated Services -
     Energy Solutions LLC                    Money pool borrowings          $5,269     Alliant Energy Resources, Inc.
Alliant South Texas Pipeline, LP             Partnership capital            $4,541     Industrial Energy Applications Delaware, Inc.
                                             Partnership capital                $7     Alliant Energy Field Services, LLC
American Superconductor Corporation          Common stock                     $963     Alliant Energy Resources, Inc.
AnAerobics, Inc.                             Series A preferred stock       $2,000     Alliant Energy Resources, Inc.
AstroPower, Inc.                             Common stock                     $497     Alliant Energy Resources, Inc.
BFC Gas Company LLC                          Capital                        $1,975     Industrial Energy Applications, Inc.
CellTech Power, Inc.                         Series A preferred stock         $252     Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)     Money pool borrowings         $81,380     Alliant Energy Resources, Inc.
Dais Analytic Corporation                    Common stock                      $90     Wisconsin Power and Light Company
Distributed Energy Systems Corp. (f/k/a
Proton Energy Systems, Inc.)                 Common stock                     $499     Alliant Energy Resources, Inc.
                                             Common stock                      $53     AER Holding Company
Distribution Vison 2010, LLC                 Capital                          $100     Alliant Energy Corporation
Energy Performance Services, Inc.            Money pool borrowings         $16,643     Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.                 Common stock                   $5,011     Alliant Energy Integrated Services Company
                                             Money pool borrowings         $39,251     Alliant Energy Resources, Inc.
Industrial Energy Applications, Inc.         Common stock                  $21,060     Alliant Energy Integrated Services Company
                                             Money pool borrowings         $19,146     Alliant Energy Resources, Inc.
New River Synfuel LLC                        Capital                       $37,407     Alpha Synfuel LLC
Nth Power Technologies Fund II, LP           Partnership capital            $7,500     Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                         Partnership capital              $948     Industrial Energy Applications Delaware, Inc.
ReGENco LLC                                  Class A units                  $1,084     Heartland Energy Services, Inc.
                                             Class B units                    $833     Heartland Energy Services, Inc.
RMT, Inc. (Incl. subsidiaries)               Common stock                  $11,822     Alliant Energy Integrated Services Company
STM Power, Inc.                              Series A preferred stock       $2,500     Alliant Energy Resources, Inc.
TRANSLink Development Company LLC            Capital                          $288     Alliant Energy TransCo LLC
                                             Loan                           $2,186     Alliant Energy TransCo LLC
Williams Bulk Transfer Inc.                  Common stock                       $1     Alliant Energy Transportation, Inc.
                                             Money pool borrowings          $4,475     Alliant Energy Resources, Inc.
-------------------------------------------- ------------------------- --------------- ---------------------------------------------

(1) Associate companies.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended December 31, 2003


Part I -- Transactions performed by reporting companies on behalf of associate companies (a):
----------------------------------------------------------------------------------------------------------------------------------
 Reporting       Associate                                                 Direct       Indirect                       Total
  Company         Company          Types of                                Costs          Costs         Cost of        Amount
 Rendering       Receiving         Services                               Charged        Charged        Capital        Billed
  Services       Services          Rendered                            (in thousands) (in thousands) (in thousands) (in thousands)
----------------------------------------------------------------------------------------------------------------------------------
RMT              WP&L          Environmental consulting                      $883           $-            $-           $883
RMT              IEA           Environmental consulting                        33            -             -             33
RMT              IP&L          Environmental consulting                       896            -             -            896
RMT              Resources     Environmental consulting                        38            -             -             38
RMT              Barge         Environmental consulting                         3            -             -              3
RMT              AEG           Environmental consulting                        52            -             -             52
ReGENco          IP&L          Integrated turbine & generator services        154            -             -            154
ReGENco          WP&L          Integrated turbine & generator services          1            -             -              1
ReGENco          AEG           Storage lease, handling & maintenance          119            -             -            119
----------------------------------------------------------------------------------------------------------------------------------


Part II -- Transactions performed by associate companies on behalf of reporting companies (a):
--------------------------------------------------------------------------------------------------------------------------------
 Associate       Reporting                                          Direct        Indirect                      Total
  Company         Company                 Types of                  Costs          Costs         Cost of        Amount
 Rendering       Receiving                Services                 Charged        Charged        Capital        Billed
 Services        Services                 Rendered              (in thousands) (in thousands) (in thousands) (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT                IEA               Environmental consulting         $33             $-            $-            $33
--------------------------------------------------------------------------------------------------------------------------------

(a)    The following abbreviations were used:

---------------- ------------------------------------------         --------------- ------------------------------------------
Abbreviation     Legal Name                                         Abbreviation    Legal Name
---------------- ------------------------------------------         --------------- ------------------------------------------
AEG              AEG Worldwide, Inc.                                ReGENco         ReGENco LLC
Barge            IEI Barge Services, Inc.                           Resources       Alliant Energy Resources, Inc.
IEA              Industrial Energy Applications, Inc.               RMT             RMT, Inc.
IP&L             Interstate Power and Light Company                 WP&L            Wisconsin Power and Light Company
---------------- ------------------------------------------         --------------- ------------------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of December 31, 2003 (a)                             $4,991,791          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           748,769          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    748,769          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      115,108
     Energy-related business category ii                                                      15,054
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       40,973
     Energy-related business category vi                                                      46,336
     Energy-related business category vii                                                      5,324
     Energy-related business category viii                                                    20,918 (b)
     Energy-related business category ix                                                      12,446
     Energy-related business category x                                                            -
                                                                                      ---------------
          Total current aggregate investment                                                 256,159          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $492,610          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------

Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                           ---------------------
         Total current aggregate investment                                             $-
------------------------------------------------------------------------ -------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b) Represents $20,918,000 of payments to purchase generation equipment that Alliant Energy intends to use to develop a qualifying facility.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                     Reason for Difference
                Business                    U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Industrial Energy Applications, Inc.         $40,533           $40,205   In the fourth quarter of 2003, Industrial Energy
                                                                              Applications, Inc. repaid $328 of money pool
                                                                              borrowings to Alliant Energy Resources, Inc.

Energy-related business category v*
     Heartland Energy Group, Inc.                  $3,289            $3,289   No change.

Energy-related business category vi*
     BFC Gas Company LLC                           $1,975            $1,975   No change.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)           $11,822           $11,822   No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                          $1,146              $948   In the fourth quarter of 2003, Oak Hill Pipeline
                                                                              LP made a distribution of $198 to Industrial
                                                                              Energy Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Omitted for the fourth quarter pursuant to instructions for "Item 6."


B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
        None


                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 24th day of March 2004.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                            Vice President-Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer                                    (Principal Accounting Officer)


                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
527 E. Capitol Avenue
Springfield, Illinois 62701

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer                            Vice President-Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer                                    (Principal Accounting Officer)
